UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MARCH 2019
COMMISSION FILE NUMBER 0-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE

Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

March 25, 2019

METHANEX ISSUES STATEMENT REGARDING SHAREHOLDER DIRECTOR NOMINATIONS

VANCOUVER, BRITISH COLUMBIA - Methanex Corporation (“Methanex” or the “Company”) (TSX:MX) (NASDAQ:MEOH) confirms that it has received advance notice from M&G Investment Management Limited (“M&G”) that it intends to nominate four candidates to stand for election to the Methanex Board of Directors at the Company’s upcoming annual general meeting of shareholders on April 25, 2019. Additional information regarding each of the nominees has been filed under the Company’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Methanex is committed to acting in the best interest of all shareholders and gives due consideration to constructive recommendations for strategies or actions that have the potential to create value. However, through an ongoing private dialogue with M&G over the last two years, it is clear M&G has developed a short-term focus on share buybacks. Methanex has an established, successful track record of balanced capital allocation over the long-term including investments to drive growth in the business as well as returning excess cash to shareholders through share buybacks and dividends.

Methanex’s Board of Directors’ recommendation regarding directors has been made in the Company's Management Information Circular which was filed on March 21, 2019.

Methanex’s director nominees consist of 11 highly qualified and experienced directors, 10 of whom are independent, including the Chair, and four of whom have joined the board since 2016. Our directors know Methanex well, are leaders in their respective fields, and, with our share ownership requirements, are aligned with the interest of shareholders.

A Track Record of Success
Methanex’s Board and management team have established a strong track record of success and creating significant returns for shareholders. Methanex has significantly increased its production capacity while maintaining a strong balance sheet and financial flexibility. Methanex has consistently taken a balanced approach to capital allocation by growing our business to enhance our leadership position in the methanol industry and delivering on our commitment to return excess cash to shareholders through our dividend and share buybacks. Over the last five years we have returned $1.6 billion to shareholders through our dividend and share buybacks in addition to investing over $2 billion in attractive capital projects.

We are extremely disappointed in the approach taken by M&G. M&G’s news release references numerous misstatements, contradictions and factual inaccuracies which we will address in the coming days.

Despite the unnecessary time and money that M&G’s action will require, we remain focused on continuing to deliver on our strategic plan and building long-term value for all shareholders. We believe we are well positioned to meet our financial commitments, pursue our growth opportunities and deliver on our commitment to return excess cash to shareholders through dividends and share repurchases.

FORWARD-LOOKING INFORMATION WARNING
This news release contains certain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the word "believe" or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements. More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	Methanex's ability to meet its financial commitments and continue to return excess cash to shareholders, and

•	Methanex’s ability to pursue growth opportunities

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	the supply of, demand for, and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,

•	operating rates of our facilities,

•	operating costs including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates, and

•	global and regional economic activity (including industrial production levels).

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including without limitation:

•	conditions in the methanol and other industries including fluctuations in the supply, demand for and price of methanol and its derivatives, including demand for methanol for energy uses,

•	the price of natural gas, coal, oil and oil derivatives,

•	our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future growth opportunities,

•	the ability to successfully carry out corporate initiatives and strategies,

•	actions of competitors, suppliers and financial institutions,

•	world-wide economic conditions, and

•	other risks described in our 2018 Annual Management's Discussion and Analysis and our Fourth Quarter 2018 Management's Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one's own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

- end -

For further information, contact:

Kim Campbell
Manager, Investor Relations
Methanex Corporation
604-661-2600 or Toll Free: 1-800-661-8851
www.methanex.com

Ian Robertson
Executive Vice President, Communication Strategy
Kingsdale Advisors
Direct: 416-867-2333
Cell: 647-621-2646
Email: irobertson@kingsdaleadvisors.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: March 25, 2019	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary